March 31, 2008

Jerry A. Warren, Esq.
McAfee & Taft A Professional Corporation
10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102-7103

Re: OOK, Inc. (File Nos. 333-149507 & 811-22189)

Dear Mr. Warren:

        We have reviewed the registration statement on Form N-1A for OOK, Inc. (the "Fund")
filed on March 3, 2008. Based on our review of the registration statement, we have the
following comments. The captions we use below correspond to the captions the Fund uses in its
registration statement.

PROSPECTUS:

**Introduction – What is the Oklahoma Index and How is it Created and
Maintained? (Page 1)**

1.   The second sentence of the second paragraph states that the Oklahoma Index (the
"Index") generally will be reconstituted on an annual basis (or quarterly, when necessary).
Please disclose when the annual reconstitution will take place (e.g., January 1). Also, please
explain in this section when it would be necessary for the Index to be reconstituted on a quarterly
basis and the dates of the reconstitutions.

2.   This section describes the eligibility criteria for the Index. Please disclose if all the
companies that are eligible for the Index are included in the Index and how they will be
weighted. If all the eligible companies are not included in the Index, please disclose the
methodology used to determine which companies will be included in the Index and how those
companies will be weighted.

Investment Objective and Strategies of the Fund – Principal Risks – Geographic Concentration Risk (Page 2)

3.   This section describes the risks of limiting the Fund's investments to one geographic region (Oklahoma) but does not describe specifically the risks of investing in companies headquartered or principally operating in Oklahoma. Please disclose in this section the risks of investing in companies whose headquarters or principal place of business is located in Oklahoma. In particular, please discuss the economic factors (including major industries such as oil and agriculture) that would affect an investment in companies principally operating in Oklahoma.

Investment Objective and Strategies of the Fund – Principal Risks – Energy Concentration Risk (Page 3)

4.   This section indicates that, initially, over 60% of the Fund's assets will be invested in companies in the "energy business." Disclosure on page 20 of the statement of additional information, however, states more specifically that, initially, more than 60% of the Index will be comprised of companies in the oil and gas industry. Please explain in this section what industries are included in what the Fund has defined as the "energy business." In addition, this section does not describe or even summarize the risks of energy concentration. Rather, it merely references risk disclosure located in the statement of additional information. Please describe the risks of the energy sector, including the oil and gas industries, in this section. See Item 2(c) of Form N-1A.

Performance Information (Page 3)

5.   This section states that performance information is not available because the Fund has not yet commenced operations. As this prospectus will be used by the Fund after it has commenced operations, please revise this section to indicate that the performance information is not available because the Fund has not completed a full calendar year of operations.

Fees and Expenses (Page 4)

6.   The line item entitled "12b-1 Distribution Fee" suggests that the Fund has a 12b-1 plan designed to pay only distribution expenses for the Fund. Footnote 3 to the fee table states, however, that the Fund has adopted a Distribution "and Service" (12b-1) Plan. Please reconcile this inconsistency.

Portfolio Turnover Rate (Page 8)

7.   This section indicates that the Fund's portfolio turnover rate may exceed 100% and that a high portfolio turnover rate will result in higher transaction costs, including brokerage commissions. As this Fund is an index fund, please explain to us the circumstances under which

it is expected that the Fund's portfolio turnover rate will exceed 100%. In addition, as creation units purchased and redeemed by the Fund are paid for "in kind," please explain to us why the Fund would expect to incur significant brokerage expenses in cases where it needed to adjust its portfolio holdings to match the composition of the Index or to meet purchase and redemption orders.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Investment Limitations (Page 22)

8.   The Fund's fundamental borrowing limitation states that the Fund may not borrow money in any manner other than as described under "Investment Strategies and Related Risks — Securities Lending" section of the statement of additional information. That section does not appear to describe any limitations on the Fund's capacity to borrow money. In addition, Sections 8(b)(1)(b) and 13(a)(2) of the Investment Company Act and Item 11(c)(1)(ii) of Form N-1A require the Fund to adopt a borrowing limitation that may be changed only by shareholder vote and require that this limitation be described as such in the statement of additional information. As the Fund's borrowing limitation references another section of the statement of additional information that arguably may be changed without shareholder vote, it appears that the Fund may have retained freedom of action to modify its borrowing limitation without a shareholder vote. Please describe the Fund's borrowing limitation in its entirety in this section without reference to disclosure in another section of the prospectus or statement of additional information. The Fund's fundamental lending limitation also states that the Fund may lend its portfolio securities in the manner described in the "Investment Strategies and Related Risks — Securities Lending" section of the statement of additional information. Similarly, please also revise the Fund's fundamental investment lending limitation to describe the Fund's lending limitation in its entirety in this section. See Sections 8(b)(1)(B) and (G) and 13(a)(2) of the Investment Company Act and Item 11(c)(1)(vi) of Form N-1A.

9.   Please describe the Fund's fundamental limitation with respect to concentrating its investments in a particular industry or group of industries in this section. See Sections 8(b)(1)(E) and 13(a)(2) of the Investment Company Act and Item 11(c)(1)(iv) of Form N-1A.

Portfolio Holdings Disclosure Policies and Procedures (Page 29)

10.   The second sentence states that the Fund's holdings are publicly disseminated each day the Fund is open for business through financial reporting and news services including publicly available internet web sites. Will the Fund disclose its entire portfolio holdings information on a daily basis, or will the Fund instead disclose the creation and redemption baskets (which may be different than the Fund's entire portfolio holdings) on a daily basis? If the Fund will only disclose the creation and redemption baskets on a daily basis, please also provide all of the

information required by Item 11(f) of Form N-1A with respect to the disclosure of the Fund's portfolio securities to any person.

GENERAL COMMENTS

11.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

12.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

13.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6949.

Sincerely,

Christian T. Sandoe
Senior Counsel